July 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elisabeth Bentzinger, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:	The Penn Insurance and Annuity Company

PIA Variable Life Account I

Pre-Effective Amendment #1 to the Registration Statement on Form N-6

File Nos. 333-254206; 811-23646

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Penn Insurance and Annuity Company, on its own behalf and on behalf of PIA Variable Life Account I, hereby requests that the effective date of the above-referenced Pre-Effective Amendment # 1 to the Registration Statement on Form N-6 be accelerated so as to permit it to become effective on July 15, 2021, or as soon thereafter as practicable.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Pre-Effective Amendment, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Sincerely,

On behalf of
The Penn Insurance and Annuity Company
PIA Variable Life Account I

/s/

Name:	Raymond G Caucci
Title: SVP, Product Management and Underwriting

The Penn Insurance and Annuity Company

The Penn Mutual Life Insurance Company ● The Penn Insurance and Annuity Company

Philadelphia, PA 19172 ● 215-956-8000 ● www.pennmutual.com

July 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elisabeth Bentzinger, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:	The Penn Insurance and Annuity Company

PIA Variable Life Account I

Pre-Effective Amendment #1 to the Registration Statement on Form N-6

File Nos. 333-254206; 811-23646

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hornor, Townsend & Kent, LLC, as principal underwriter, hereby requests that the effective date of the above-referenced Pre-Effective Amendment # 1 to the Registration Statement on Form N-6 be accelerated so as to permit it to become effective on July 15, 2021, or as soon thereafter as practicable.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Pre-Effective Amendment, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Sincerely,

On behalf of
Hornor, Townsend & Kent, LLC

/s/

Name:	Thomas H. Harris
Title:	Interim, CEO
Hornor, Townsend & Kent, LLC